FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated October 7, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: October 7, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

TATA MOTORS' NEW PLANT FOR NANO TO COME UP IN GUJARAT

Chosen site is at Sanand, near Ahmedabad

Ahmedabad/Mumbai, October 7, 2008: Tata Motors today announced that the mother plant for the Nano will be relocated to Sanand in Gujarat.

The company had received overwhelming support from several states for relocating the plant. After examining various sites in these states and carefully evaluating offers from the respective governments, the company has concluded that the site at Sanand and the offer from the Gujarat Government is in the best interest of the project.

The integrated project, comprising the mother plant and the vendor park, will come up on an area of about 1100 acres. The plant, to begin with, will produce 250,000 cars per annum. The capacity is expandable up to 500,000 cars per annum. The project, including Tata Motors' plant, vendor facilities and service providers, will together generate over 10,000 direct and indirect jobs.

Speaking at the announcement, Mr. Ratan N. Tata, Chairman of Tata Sons and Tata Motors, said, "The site in Gujarat, already under the possession of the state government, will help Tata Motors establish a new dedicated mother plant with the shortest possible time lag and least possible incremental project cost. This is Tata Motors' maiden venture in Gujarat, and will broad-base the company's manufacturing footprint. We are happy to contribute to Gujarat's strong industrial progress by creating an auto cluster, which will have a cascading impact on the state's economy."

While awaiting the Sanand plant's completion, Tata Motors will explore the possibility of manufacturing the Nano at its existing facilities at Pune and Pantnagar, and launch the car in the last quarter of this financial year.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, a business comprising the two iconic British brands. It also has a strategic alliance with Fiat. With over 4 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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